DLA Piper LLP (US) 1251 Avenue of the Americas, 27th Floor New York, New York 10020-1104 www.dlapiper.com

July 29, 2009

Scott M. Anderegg
Staff Attorney
Division of Corporation Finance
Securities and Exchange Commission
100 F. Street, N.E.
Washington, D.C. 20549

Re:	MMC Energy, Inc.
Revised Preliminary Proxy Statement on Schedule 14A
Filed July 9, 2009
File No. 1-33564

Dear Mr. Anderegg:

On behalf of MMC Energy, Inc. (the “Company”), we hereby submit to you Amendment No. 2 to the Company’s above referenced Revised Preliminary Proxy Statement on Schedule 14A (the “Amended Proxy”), reflecting changes made in response to the Staff’s comment letter dated July 27, 2009.

All responses to the comments set forth in this letter are submitted on behalf of the Company at its request, and unless otherwise noted, are based upon information provided to us by the Company.  Each numbered paragraph corresponds to the numbered paragraphs of the July 27, 2009 comment letter, followed by the Company’s responses to the Staff’s comments.

Background of the Asset Sale, page 22

1.
We note your responses to comments three, four, eight, and 11 in our letter dated July 2, 2009 and your revised disclosure.  Specifically, we note your disclosure in the first paragraph on page 23 that your “decision to pursue the sale of certain assets to Wellhead was based primarily on the favorable valuation of those assets relative to what could reasonably be expected from other options, as well as the favorable impact on [y]our net cash position.”  Further, we note a similar disclosure in the seventh paragraph on page 23 in which you state that the board considered your sale “in one or several transactions to be the most favorable of the various strategic alternatives.”  Please revise your document explain these statements in greater detail by discussing further the alternatives the board considered to the asset sale and liquidation, the terms of the other acquisition and purchase offers, the reasons why the board decided to move forward with the asset sale and liquidation, and the factors you considered and the analyses you conducted in eliminating the alternatives to the asset sale and liquidation.  In this regard, as examples only, and not an exhaustive list, please address the following:

Response:  The Company has revised the disclosure on pages 22 through 28 of the Amended Proxy in accordance with the Staff’s comments.

Scott M. Anderegg
July 29, 2009
Page Two

•	Please disclose the “other potential assets” discussed in the numerous telephone calls from June 25, 2008 to August 18, 2008 between you and Wellhead.

Response:  The Company has revised the disclosure on page 22 of the Amended Proxy in accordance with the Staff’s comments.

•
In the penultimate paragraph on page 22, you state that “[t]o the best of [y]our knowledge the necessary approvals were never received [by Wellhead], thus significantly diminishing the value of the Escondido facility to Wellhead.”  Please disclose the approvals to which you refer, how this failure impacted the asset sale and liquidation, and how this failure diminished the value of the facility to Wellhead.

Response:  The Company has revised the disclosure on pages 22 through 23 of the Amended Proxy in accordance with the Staff’s comments.

•
Because it appears that negotiations with “Buyer 1” and “Buyer 2” went beyond the preliminary inquiry stage, please identify by name those particular entities to the extent their bids were higher than Wellhead’s final bid.

Response:  The Company has revised the disclosure on page 26 of the Amended Proxy in accordance with the Staff’s comments..

•
In this regard, we note that on February 24, 2009, your board met to evaluate the various acquisition proposals received and resolved to move forward with Wellhead’s February 17, 2009 offer because it provided the largest amount of per-share consideration and Wellhead had a greater level of familiarity with the California energy market.  However, on April 23, 2009, you and Wellhead revised your letter of intent to reduce the purchase price to $4.86 million from $6.0 million.  Before the terms of the transaction were revised, such that you would receive less consideration from Wellhead, please discuss whether you took any steps to engage in any other possible transactions, including reestablishing negotiations with Bidder 1 and Bidder 2.  If so, please describe these steps and your reasoning for not pursuing any available alternatives.  If not, please explain why you did not pursue alternatives at that point.  Regardless, please explain the reason that you agreed to the purchase price reduction.

Scott M. Anderegg
July 29, 2009
Page Three

Response:  The Company has revised the disclosure on page 28 of the Amended Proxy in accordance with the Staff’s comments..

•	Please provide greater detail, including the price per share, of GAC’s revised offer on February 23, 2009 and how it compares to the terms of the current asset sale and liquidation.

Response:  The Company has revised the disclosure on page 26 of the Amended Proxy in accordance with the Staff’s comments..

2.
We note your response to comment six in our letter dated July 2, 2009.  Please revise your disclosure to identify each person in attendance at each meeting, including the real estate broker who approached you on behalf of Wellhead in June 2008 and the “several executives of Wellhead” at the meetings you reference on page 25.

Response:  The Company has revised the disclosure on pages 22 through 28 of the Amended Proxy in accordance with the Staff’s comments..

3.
In this regard, we note your disclosure on page 22 that “From September 10 to September 24, 2008, Wellhead conducted further due diligence and engaged with us in negotiations regarding the offer to purchase the Escondido Assets.” Similarly, we note your disclosure on page 23 that “From November 10 to November 26, 2008, Wellhead resumed its due diligence on the equipment and continued discussions with us relating to its offer.”  Please revise to further describe the background of the asset sale.  Describe each contact, meeting, or negotiation that took place and the substance of the discussions or negotiations at each meeting among the parties or their affiliates.

Response: The Company has revised the disclosure on pages 22 through 24 of the Amended Proxy in accordance with the Staff’s comments..

4.
Further, we note your disclosure on page 50 that “On December 12, 2008, December 17, 2008, December 20, 2008 and January 12, 2009, the Special Committee held telephonic meetings to discussed the latest Wellhead proposal, bids received for the two remaining Turbines and other proposals.”  Please provide more details of these telephonic meetings and the bids received.

Response:  The Company has revised the disclosure on pages 24 through 25 of the Amended Proxy in accordance with the Staff’s comments..

Scott M. Anderegg
July 29, 2009
Page Four

Background of the Liquidation, page 50

5.	To the extent applicable, please revise your disclosure here in accordance with our comments above in connection with your disclosure of the background of the asset sale.

Response:  The Company has revised the disclosure on pages 53 through 56 of the Amended Proxy in accordance with the Staff’s comments..

Incorporation by Reference, page 66

6.	Please revise to provide the correct date for the filing of your Form 10-K.

Response:  The Company has revised the disclosure in accordance with the Staff’s comments.

The Company also acknowledges that:

•	the Company is responsible for the adequacy and accuracy of the disclosure in the filings;

•	staff comments or changes to disclosure in response to staff comments do not foreclose the Commission from taking any action with respect to the filings; and

•	the Company may not assert staff comments as a defense in any proceeding initiated by the Commission or any person under the federal securities laws of the United States,

A letter from the Company acknowledging the foregoing is included with this correspondence.

Scott M. Anderegg
July 29, 2009
Page Five

If you have any additional comments or questions, please feel free to contact the undersigned at (212) 335-4831 or Tony Saur at (212) 335-4688.

Very truly yours,

/s/ John E. Depke

John E. Depke

cc:          H. Christopher Owings
John Fieldsend
Michael Hamilton
Denis Gagnon
Tony Saur
Michelle Pironti

July 29, 2009

Scott M. Anderegg
Staff Attorney
Division of Corporation Finance
Securities and Exchange Commission
100 F. Street, N.E.
Washington, D.C. 20549

Re:	MMC Energy, Inc.
Revised Preliminary Proxy Statement on Schedule 14A
Filed July 27, 2009
File No. 1-33564

Dear Mr. Anderegg:

In response to the July 27, 2009 comments raised by the Staff of the Securities and Exchange Commission concerning MMC Energy, Inc.’s (the “Company”) above referenced Revised Preliminary Proxy Statement on Schedule 14A, the Company acknowledges that:

•	the Company is responsible for the adequacy and accuracy of the disclosure in the filings;

•	staff comments or changes to disclosure in response to staff comments do not foreclose the Commission from taking any action with respect to the filings; and

•	the Company may not assert staff comments as a defense in any proceeding initiated by the Commission or any person under the federal securities laws of the United States,

Very truly yours,

MMC Energy, Inc.

By:	/s/ Denis Gagnon
Denis Gagnon
Chief Financial Officer